---------------------------------                                                                           ------------------------
 FORM 4                                                                                                           OMB APPROVAL
---------------------------------              U.S. SECURITIES AND EXCHANGE COMMISSION                      ------------------------
[ ] Check this box if no longer                         Washington, D.C. 20549                              OMB Number     3235-0287
    subject to Section 16, Form 4                                                                           Expires:  Sept. 30, 1998
    or Form 5 obligations may                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                   Estimated average burden
    continue. See Instruction 1(b).                                                                         hours per response...0.5
                                                                                                            ------------------------
            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

-------------------------------------------------------------------------------------- ---------------------------------------------
1. Name and Address of Reporting Person  2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to Issuer
                                                                                                   (Check all applicable)
Harai          Eliyahou                  SanDisk ("SNDK")                                _x_ Director            ___ 10% Owner
--------------------------------------------------------------------------------------
(Last)       (First)       (Middle)      3. IRS or Social          4. Statement for       ___ Officer (give       ___ Other (specify
                                            Security Number of        Month/Year                       title                 below)
                                            Reporting Person                                          below)
----------------------------------------    (Voluntary)           -------------------
            (Street)                                               5. If Amendment,
                                                                      Date of Original    ------------------------------------------
                                                                      (Month/Year)

------------------------------------------------------------------------------------------------------------------------------------
  (City)     (State)          (Zip)
                                              Table 1--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                     2. Trans-  3. Trans-   4. Securities Acquired    5. Amount of    6. Owner-    7. Nature
   (Instr. 3)                               action     action      (A) or Disposed of        Securities      ship         of In-
                                            Date       Code        (D)                       Beneficially    Form:        direct
                                                       (Instr.     (Instr. 3, 4 and 5)       Owned at        Direct       Bene-
                                            (Month/    8)                                    End of          (D) or       ficial
                                            Day/    -------------------------------------    Month           Indirect     Owner-
                                            Year)                        (A) or              (Instr. 3       (I)          ship
                                                     Code   V    Amount  (D)      Price      and 4)          (Instr. 4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

---------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-     3. Trans-     4. Trans-       5. Number of Deriv-
   (Instr.3)                           sion or        action        action          ative Securities Ac-
                                       Exercise       Date          Code            quired (A) or Dis-
                                       Price of                     (Instr.8)       posed of (D)
                                       Deriv-         (Month/                       (Instr. 3, 4, and 5)
                                       ative          Day/
                                       Security       Year)
                                                                 ----------------------------------------
                                                                  Code     V         (A)           (D)
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------
6. Date Exer-             7. Title and Amount of Under-     8. Price    9. Number of    10. Ownership     11. Nature
   cisable and Ex-           lying Securities                  of          Derivative       Form of           of
   piration Date             (Instr. 3 and 4)                  Deriv-      Securities       Derivative        Indirect
   (Month/Day/                                                 ative       Benefi-          Security:         Bene-
   Year)                                                       Secur-      cially           Direct            ficial
----------------------------------------------------------     ity         Owned at         (D) or            Owner-
   Date        Expira-                         Amount or       (Instr.     End of           Indirect          ship
   Exer-       tion              Title         Number of       5)          Month            (I)               (Instr. 4)
   cisable     Date                            Shares                      (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

* The Common Stock Purchase Warrants were granted to the Reporting Person in consideration for the Reporting Person's agreement to purchase 1,000,000 Common Shares for $0.60 per share in a privately negotiated acquisition.

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                -------------------------------   ------
                                                                                **Signature of Reporting Person   Date
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


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